UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

August 18, 2005

MINEFINDERS REPORTS ON OPERATIONS FOR THE SECOND QUARTER 2005

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) has released its unaudited, interim financial results for the three and six month periods ended June 30, 2005.

All dollar amounts in this news release are stated in US currency.

Summary of Activities

Dolores

In June 2005, the Company received a positive bankable feasibility study of its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico. A concurrent initial optimization study, designed to evaluate alternatives to the base case bankable feasibility study, produced significant improvements and is the basis for further ongoing optimization work. The two studies, and explanatory news releases dated June 28 and August 3, 2005, were filed on the Canadian SEDAR site and are available at www.sedar.com.

The initial, optimized study recommends a production rate of 18,000 tonnes per day in a conventional open pit heap-leach operation with direct capital costs of $97.6 million and indirect capital costs of $33.5 million and a mine life of twelve years. The study estimates production of 72.5 million tonnes of proven and probable ore and 1.44 million ounces of gold and 52.7 million ounces of silver recovered, at a total production cost of $220 per gold equivalent ounce (or $115 per ounce of gold net of silver credits, using $400 gold and $6 silver). The study estimates an internal rate of return for the life of mine of 20.3%, and an undiscounted net present value of $253.6 million.

The Company is now well advanced in the modification of the design of the Dolores project so as to maximize its economic potential. Ongoing optimization studies include the evaluation of enhanced gold and silver recoveries and an independent review of mine equipment requirements, utilization and staffing. Reductions in initial capital costs are expected through contract mining, equipment leasing, and/or the purchase of suitable used equipment.

Separately, data obtained from recent drilling at Dolores are expected to result in a significant increase in the size of the mineable resource used in the feasibility studies, through the up-grading of resources from the “inferred” category to the “measured and indicated” category.

The Company is required to note that its financial resources, although significant, are not sufficient to allow it to proceed to full construction of a mine at its Dolores property without additional funding. The total amount of such funding will not be known until current optimization studies are complete. Although the Company reasonably expects to secure the required debt and equity funding, there is no assurance that it will be able to do so.

Northern Sonora

Exploration programs at the Company’s Riel Viejo and Planchas de Plata silver prospects were started in the first quarter of 2005 and continued into the second. Work was suspended temporarily because of severe heat and a shortage of water for drilling, but has now recommenced. At Planchas de Plata, drill testing was directed at confirming existing data from previous mining. Significant silver mineralization was encountered, and additional work is planned. At Real Viejo, a program of reverse circulation drilling has begun, and results will be reported when available.

Nevada

Drilling was conducted on the Dottie and Clear properties in Nevada during the second quarter. After review, results were determined to be insufficient to justify further exploration and the properties will be surrendered.

Financial Highlights

During the quarter ended June 30, 2005, the Company recorded a net loss from operations of $1.992 million ($0.05 per share), which includes a one-time charge of $1.664 million on the write-off of exploration costs on its Nevada properties. This loss compares with $1.741 million ($0.05 per share) during the same period in 2004. For the six months to June 30, 2005, the net loss was $2.486 million ($0.07 per share), compared with $1.983 million ($0.05 per share) in 2004.

It should be noted that losses in 2004 included a charge for stock option compensation of $1.318 million in the second quarter that has no equivalent in 2005, as no stock options were granted, or vested, in the six-month period ended June 30, 2005.

The Company continues to maintain high levels of cash and working capital. At June 30, 2005, the Company had working capital of $35.67 million, compared with $41.76 million at December 31, 2004.

The Company’s cash balances are held primarily in Canadian dollars. During the first six months of 2005, the US dollar value of those balances decreased because of the strengthening of the US dollar against the Canadian dollar - from US $ 0.8319 per Canadian dollar at December 31, 2004 to US$ 0.8161 at June 30, 2005. The resultant decrease in the cash equivalents was a translation loss of $ 0.833 million in the six months to June 30, 2005 (2004 - $1.28 million loss). The largest components of the net decrease in cash and cash equivalents during the six month period ended June 30, 2005 are this currency translation loss and the Company’s cash expenditures on mineral properties, exploration and equipment of $4.646 million.

This summary of financial highlights should be read in conjunction with the Company’s unaudited, interim consolidated financial statements for the three and six months ended June 30, 2005 and the Management Discussion and Analysis for the same period. Both of these documents are available at www.sedar.com, or from the Company.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at

Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company’s mineral resources, the timing of the further exploration and development of the Company’s mineral projects, the potential for improvement in the economics of the Dolores project, and the Company’s ability to secure future funding are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

August 18, 2005

Item 3.	News Release

The News Release dated August 18, 2005 was disseminated via CCN Matthews.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced the release of its unaudited, interim financial results for the three and six month periods ended June 30, 2005.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 18th day of August, 2005.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

August 18, 2005

MINEFINDERS REPORTS ON OPERATIONS FOR THE SECOND QUARTER 2005

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) has released its unaudited, interim financial results for the three and six month periods ended June 30, 2005.

All dollar amounts in this news release are stated in US currency.

Summary of Activities

Dolores

In June 2005, the Company received a positive bankable feasibility study of its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico. A concurrent initial optimization study, designed to evaluate alternatives to the base case bankable feasibility study, produced significant improvements and is the basis for further ongoing optimization work. The two studies, and explanatory news releases dated June 28 and August 3, 2005, were filed on the Canadian SEDAR site and are available at www.sedar.com.

The initial, optimized study recommends a production rate of 18,000 tonnes per day in a conventional open pit heap-leach operation with direct capital costs of $97.6 million and indirect capital costs of $33.5 million and a mine life of twelve years. The study estimates production of 72.5 million tonnes of proven and probable ore and 1.44 million ounces of gold and 52.7 million ounces of silver recovered, at a total production cost of $220 per gold equivalent ounce (or $115 per ounce of gold net of silver credits, using $400 gold and $6 silver). The study estimates an internal rate of return for the life of mine of 20.3%, and an undiscounted net present value of $253.6 million.

The Company is now well advanced in the modification of the design of the Dolores project so as to maximize its economic potential. Ongoing optimization studies include the evaluation of enhanced gold and silver recoveries and an independent review of mine equipment requirements, utilization and staffing. Reductions in initial capital costs are expected through contract mining, equipment leasing, and/or the purchase of suitable used equipment.

Separately, data obtained from recent drilling at Dolores are expected to result in a significant increase in the size of the mineable resource used in the feasibility studies, through the up-grading of resources from the “inferred” category to the “measured and indicated” category.

The Company is required to note that its financial resources, although significant, are not sufficient to allow it to proceed to full construction of a mine at its Dolores property without additional funding. The total amount of such funding will not be known until current optimization studies are complete. Although the Company reasonably expects to secure the required debt and equity funding, there is no assurance that it will be able to do so.

Northern Sonora

Exploration programs at the Company’s Riel Viejo and Planchas de Plata silver prospects were started in the first quarter of 2005 and continued into the second. Work was suspended temporarily because of severe heat and a shortage of water for drilling, but has now recommenced. At Planchas de Plata, drill testing was directed at confirming existing data from previous mining. Significant silver mineralization was encountered, and additional work is planned. At Real Viejo, a program of reverse circulation drilling has begun, and results will be reported when available.

Nevada

Drilling was conducted on the Dottie and Clear properties in Nevada during the second quarter. After review, results were determined to be insufficient to justify further exploration and the properties will be surrendered.

Financial Highlights

During the quarter ended June 30, 2005, the Company recorded a net loss from operations of $1.992 million ($0.05 per share), which includes a one-time charge of $1.664 million on the write-off of exploration costs on its Nevada properties. This loss compares with $1.741 million ($0.05 per share) during the same period in 2004. For the six months to June 30, 2005, the net loss was $2.486 million ($0.07 per share), compared with $1.983 million ($0.05 per share) in 2004.

It should be noted that losses in 2004 included a charge for stock option compensation of $1.318 million in the second quarter that has no equivalent in 2005, as no stock options were granted, or vested, in the six-month period ended June 30, 2005.

The Company continues to maintain high levels of cash and working capital. At June 30, 2005, the Company had working capital of $35.67 million, compared with $41.76 million at December 31, 2004.

The Company’s cash balances are held primarily in Canadian dollars. During the first six months of 2005, the US dollar value of those balances decreased because of the strengthening of the US dollar against the Canadian dollar - from US $ 0.8319 per Canadian dollar at December 31, 2004 to US$ 0.8161 at June 30, 2005. The resultant decrease in the cash equivalents was a translation loss of $ 0.833 million in the six months to June 30, 2005 (2004 - $1.28 million loss). The largest components of the net decrease in cash and cash equivalents during the six month period ended June 30, 2005 are this currency translation loss and the Company’s cash expenditures on mineral properties, exploration and equipment of $4.646 million.

This summary of financial highlights should be read in conjunction with the Company’s unaudited, interim consolidated financial statements for the three and six months ended June 30, 2005 and the Management Discussion and Analysis for the same period. Both of these documents are available at www.sedar.com, or from the Company.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at

Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company’s mineral resources, the timing of the further exploration and development of the Company’s mineral projects, the potential for improvement in the economics of the Dolores project, and the Company’s ability to secure future funding are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date August 18, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director